UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                -----------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               ------------------

                         For the month of October 2004

                        Commission File Number: 001-31368

                                 SANOFI-AVENTIS
                 (Translation of registrant's name into English)

                   174, avenue de France, 75013 Paris, FRANCE
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F  [X]                 Form 40-F     [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_______

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_______

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes     [ ]                    No     [X]

     If "Yes" marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

     On October 22, 2004, Sanofi-Aventis (formerly known as Sanofi-Synthelabo) published the attached notice on its website (www.sanofi-aventis.com), announcing that as at Thursday, October 21, 2004, 18.00 hours (CET) Sanofi-Aventis's mandatory offer for the shares in Hoechst Aktiengesellschaft has been accepted for 62,121 shares in Hoechst Aktiengesellschaft, representing less than 0.01% of the share capital and the voting rights of Hoechst Aktiengesellschaft.

                                  EXHIBIT LIST

Exhibit No.                       Description
-----------                       -----------

Exhibit 99.1 Notice, dated October 21, 2004, announcing number of Hoechst shares tendered into mandatory offer by Sanofi-Aventis to the shareholders of Hoechst AG, as of October 21, 2004 at 18:00 hours (CET).

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934,the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated: October 22, 2004                     SANOFI-AVENTIS


                                            By:     /s/ Jean-Claude Leroy
                                               ---------------------------------
                                               Name:    Jean-Claude Leroy
                                               Title:   Senior Vice President &
                                                        Chief Financial Officer

                                  EXHIBIT INDEX

Exhibit No.                        Description
-----------                        -----------

Exhibit 99.1 Notice, dated October 21, 2004, announcing number of Hoechst shares tendered into mandatory offer by Sanofi-Aventis to the shareholders of Hoechst AG, as of October 21, 2004 at 18:00 hours (CET).